UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CCC INFORMATION SERVICES GROUP INC.
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

12487Q109
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G

CUSIP No. 12487Q109	Page 2 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

WINSTON PARTNERS, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 728,992 Shared Voting Power 0 Sole Dispositive Power 728,992 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

728,992

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11	Percent of Class Represented By Amount in Row (9)

4.59%

12	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13G

CUSIP No. 12487Q109	Page 3 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CHATTERJEE FUND MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 1,078,218 Shared Voting Power 0 Sole Dispositive Power 1,078,218 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,078,218

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11	Percent of Class Represented By Amount in Row (9)

6.78%

12	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13G

CUSIP No. 12487Q109	Page 4 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

PURNENDU CHATTERJEE (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 1,587,433 Shared Voting Power 0 Sole Dispositive Power 1,587,433 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,587,433

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

9.99%

12	Type of Reporting Person (See Instructions)

IA

Page 5 of 11 Pages

Item 1(a)	Name of Issuer:

CCC Information Services Group Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Winston Partners, L.P., a Delaware limited partnership (“Winston L.P.”);

ii) Chatterjee Fund Management, L.P., a Delaware limited partnership (“CFM”); and

iii) Dr. Purnendu Chatterjee (“Dr. Chatterjee”).

                         This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., CFM, Winston Partners II LDC, a Cayman Islands exempted limited duration company (“Winston LDC”), Winston Partners, II LLC, a Delaware limited liability company (“Winston LLC”), Chatterjee Charitable Foundation, a non-profit charitable foundation (“CCF”) and Dr. Chatterjee.

                         CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                         Chatterjee Advisors LLC, a Delaware limited liability company (“Chatterjee Advisors”), serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                         Chatterjee Management Company, a Delaware corporation (“Chatterjee Management”), serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts (the “Investment Management Contracts”) between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management, by reason of its voting and dispositive power over the securities held for the accounts of Winston LDC and Winston LLC may be deemed to be the beneficial owner of the Shares held for the accounts of each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                         Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the Investment Management Contracts between Winston LDC and Winston LLC with Chatterjee Management within 60 days, may be deemed to be the beneficial owner of the Shares held for the accounts of each of Winston LDC and Winston LLC.

                         Dr. Chatterjee, by reason of his voting and dispositive power over the securities held for the account of CCF may be deemed to be the beneficial owner of the Shares held for the account of CCF.

Page 6 of 11 Pages

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                          The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curaçao, Netherlands Antilles.

Item 2(c)	Citizenship:

(i) Winston L.P. is a Delaware limited partnership;

(ii) CFM is a Delaware limited partnership; and

(iii) Dr. Chatterjee is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $.10 Par Value (the “Shares”)

Item 2(e)	CUSIP Number:

12487Q109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                          As of December 31, 2004, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                          (i)      Winston L.P. may be deemed to be the beneficial owner of the 728,992 Shares held for its account.

                          (ii)     CFM may be deemed to be the beneficial owner of 1,078,218 Shares. This number consists of (A) 728,992 Shares held for the account of Winston L.P., and (B) 349,226 Shares held for its account.

                          (iii)    Dr. Chatterjee may be deemed to be the beneficial owner of 1,587,433 Shares. This number consists of (A) 728,992 Shares held for the account of Winston L.P, and (B) 196,344 Shares held for the account of Winston LDC, (C) 220,166 Shares held for the account of Winston LLC, (D) 59,020 Shares held for the account of CCF, (E) 349,226 Shares held for the account of CFM, and (F) 33,685 Shares held for the account of Dr. Chatterjee.

Page 7 of 11 Pages

Item 4(b)	Percent of Class:

                          (i)      The number of Shares of which Winston L.P. may be deemed to be the beneficial owner constitutes approximately 4.59% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 15,896,774 Shares outstanding as of October 29, 2004.)

                          (ii)     The number of Shares of which CFM may be deemed to be the beneficial owner constitutes approximately 6.78% of the total number of Shares outstanding.

                          (iii)    The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 9.99% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Winston L.P.
(i) Sole power to vote or direct the vote:	728,992
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	728,992
(iv) Shared power to dispose or to direct the disposition of	0

CFM
(i) Sole power to vote or direct the vote:	1,078,218
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,078,218
(iv) Shared power to dispose or to direct the disposition of	0

Dr. Chatterjee
(i) Sole power to vote or direct the vote:	1,587,433
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,587,433
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

                          As of December 31, 2004, Winston L.P. has ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                         The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

Page 8 of 11 Pages

                         Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC and Winston L.P. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 9 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	WINSTON PARTNERS, L.P.
By: Chatterjee Fund Management, L.P., General Partner
By: Purnendu Chatterjee, General Partner
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact

Date: February 14, 2005	CHATTERJEE FUND MANAGEMENT, L.P.
By: Purnendu Chatterjee, General Partner
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact

Date: February 14, 2005	PURNENDU CHATTERJEE
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact

Page 10 of 11 Pages

Page No.
A.	Joint Filing Agreement, dated as of February 14, 2005, by and among Winston Partners, L.P., Chatterjee Fund Management, L.P., and Dr. Purnendu Chatterjee...................................	11

Page 11 of 11 Pages

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of CCC Information Services Group Inc. dated as of February 14, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2005	WINSTON PARTNERS, L.P.
By: Chatterjee Fund Management, L.P., General Partner
By: Purnendu Chatterjee, General Partner
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact

Date: February 14, 2005	CHATTERJEE FUND MANAGEMENT, L.P.
By: Purnendu Chatterjee, General Partner
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact

Date: February 14, 2005	PURNENDU CHATTERJEE
By: /s/ John Flanagan
John Flanagan
Attorney-in-Fact